Exhibit 99.6

NICE Opens Nominations for 2020 PSAPs’ Finest Awards Celebrating
Leadership in Public Safety Communications

In its 15th year, NICE Public Safety’s prestigious awards program recognizing emergency communications professionals adds a Lifetime Achievement Award

Hoboken, N.J., January 24, 2020 – NICE (Nasdaq: NICE) today announced that it has opened nominations for the 2020 PSAPs' Finest Awards, an annual recognition program for emergency communications professionals now in its fifteenth year. Awards are presented each year in the following seven categories: Communications Center Director, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator, and PSAP of the Year. Expanding on its growing popularity and the record number of nominations received in 2019, the program will add a Lifetime Achievement Award in 2020 designed to spotlight exceptional performance and contributions to the profession.

Since its inception in 2006, the PSAPs' Finest Awards program has recognized many outstanding individuals who have dedicated their lives to serving others through public safety communications. Each year, winners are selected from a large pool of nominees for their professionalism, achievements, and for going above-and-beyond.

"Each year we are continuously impressed by the volume of quality submissions that represent important commitments to the profession. It has been tremendously gratifying to be able to sponsor the PSAP awards program for the public safety community and to honor individuals who contribute so much to emergency communications,” said Chris Wooten, Executive Vice President, NICE. "We are especially excited this year to be adding a Lifetime Achievement Award to recognize individuals who have dedicated their lives to advancing the mission of emergency communications, whether on the front line as a telecommunicator, in the back office as a technician, or in any vital role that contributes to the advancement of public safety.”

The PSAPs’ Finest Awards program is successful in large part due to its experienced judging panel, which draws upon the 9-1-1 community. This year’s panel of prestigious judges includes: Allyson Burrell, ENP, RPL, Deputy Director, Charleston County Consolidated 9-1-1 Center (North Charleston, SC); Megan Witherspoon, M.A., ENP, Director of Communications & Support, University of Nebraska Police Department (Lincoln, NE); Rod Coleman, Director, Tuscaloosa County 9-1-1 (Northport, AL); Delores Temes, Director, Addison Consolidated Dispatch Center (Addison, IL); Daryl P. Ostendorf, ENP, Support Services Supervisor, MECOMM / O’Fallon Police Department (O'Fallon, IL); and Lori K. Enderle, Operations and Training Section Chief, Missouri State Highway Patrol (Jefferson City, MO).

The PSAPs' Finest Awards Program is open to all PSAPs, whether or not they are customers of NICE. To submit a nomination for the PSAPs' Finest Awards or to read about previous winners, please visit the PSAPs' Finest website. Nominations can be submitted on-line through June 1, 2020. NICE will recognize this year's award recipients in a special ceremony at the APCO Conference in Orlando, Florida in August.

Questions regarding the 2020 PSAPs' Finest Awards can be directed to PSInfo@NICE.com.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.